Exhibit 99.1

Suntech Announces Default with Respect to Its 3% Convertible Notes

Note Holder Support for Consensual Restructuring Continues

Wuxi, China — March 18, 2013 - Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”) today announced that it has received from the trustee of its 3% Convertible Notes (the “Notes”) a notice of default and acceleration relating to Suntech’s non-payment of the principal amount of US$541 million that was due to holders of the Notes on March 15, 2013. Such event of default has also triggered cross-defaults under Suntech’s other outstanding debt, including its loans from International Finance Corporation and Chinese domestic lenders.

As previously announced, Suntech has entered into a forbearance agreement with holders of over 60% of the Notes, one of the terms of which is that the forbearing Note holders will cooperate with Suntech in addressing certain legal proceedings that may be initiated against it. Suntech understands that those Note holders have also requested the trustee under the Notes not to take any further action as consensual restructuring discussions continue. Suntech is thus far unaware of any legal proceedings initiated by any Note holders against the Company.  Suntech intends to continue to engage with holders of the Notes and other lenders with a view to achieving a consensual restructuring.

Suntech is also continuing its efforts to restructure and increase the cost-efficiency of its operations, maintain business relationships with its existing customers and suppliers, and seek additional sources of capital to meet its ongoing operational requirements and debt repayment obligations.  In addition, Suntech is in discussions with certain of its suppliers and lenders relating to various other claims for non-payment or non-performance, which the Company hopes to resolve in a timely manner.

David King, Suntech’s CEO, stated, “It is currently a very difficult time for our company and our industry, but the management and board of Suntech are committed to finding a way forward that will take into account the rights and interests of all of its constituents, including shareholders, noteholders, lenders, customers, suppliers and employees.  We are currently exploring strategic alternatives with lenders and potential investors, which could help to set us on a path towards longer term success.  We appreciate the support and understanding of our various stakeholders as we undertake efforts to implement these measures.”

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and include statements about the prospects of the solar industry and the Company’s ability to successfully resolve its liquidity issues, achieve a consensual restructuring of the 3% Convertible Notes and return to profitability. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Shashin Surti

Weber Shandwick for Suntech

Ph: +86 21 2411 0046

Email: Suntech@webershandwick.com